UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of MDJM LTD’s Extraordinary General Meeting

At an extraordinary general meeting of shareholders of MDJM LTD (the “Company”) held on January 22, 2026, at 10:00 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	That in the event that the closing bid price per listed share of the Company (ticker symbol: UOKA) on the NASDAQ Stock Market in the United States of America falls below US$1.00, each of the 10,000,000,000 authorized ordinary shares in the Company of US$0.025 par value (including all issued ordinary shares and any unissued ordinary shares) be consolidated at the consolidation ratio and effective time as the board of director may determine at their sole discretion, provided that the consolidation ratio shall be not less than 2:1 and not more than 50:1, with such consolidated shares having the same rights and being subject to the same restrictions as set out in the second amended and restated memorandum and articles of association of the Company (as amended).

A total of 20,464,723.09 votes, representing 97.17%% of the votes exercisable as of December 17, 2025, the record date, were present in person or by proxy at the extraordinary general meeting. The result of the votes was as follows:

Resolution	For	Against	Abstain
Conditional Consolidation of Authorized Ordinary Shares	20,454,243.80	9,477.10	1,002.19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: January 23, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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